UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Wellchange Holdings Company Limited (the “Company”) announces that effective June 23, 2025, the Company’s board of directors approved the following appointments to its board committees:

1.	Mr. Chu Chi Hong, currently the chairman of the compensation committee and a member of the nominating and corporate governance committee, was appointed as a member of the audit committee;

2.	Mr. Michael Chung Fai Ng, currently the chairman of the audit committee and a member of the compensation committee, was appointed as a member of the nominating and corporate governance committee; and

3.	Mr. Lau Yun Chau, currently a member of the audit committee, the compensation committee and the nominating and corporate governance committee, was appointed as chairman of the nominating and corporate governance committee.

These appointments follow the resignation of Ms. Bai Yang as a director and chairman of the nominating and corporate governance committee and member of the audit committee, effective June 18, 2025.

The Company’s board of directors continues to be composed of a majority of independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: June 24, 2025	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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